03045395

82-2142

invensys

BTRsec/RLS Admin/Letters/2003/0166

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

SEC MAIL PROCESSING
RECEIVED
DEC 29 2003
WASH, D.C. 158 SECTION

19 December 2003

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Major Interests in Shares.

Yours faithfully,

John R W Clayton
Company Secretary

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Copy to: Mr. S. Ahmad
Mr. M. Downing

dlw 1/6

Invensys plc Carlisle Place London SW1P 1BX United Kingdom
Telephone +44 (0)20 7834 3848 Facsimile +44 (0)20 7834 3879 www.invensys.com

"emailalert@hemscott.co.uk" <emailalert
18/12/2003 17:46

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Holding(s) in Company

This Email News Alert service is brought to you by Invensys

RNS Number:4560T
Invensys PLC
18 December 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International SA, Capital International, Inc and Capital International Limited. These holdings form part of funds managed on behalf of investment clients.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital Guardian Trust Company:

Chase Nominees Limited	12,355,100
Midland Bank plc	750,300
Nortrust Nominees	1,692,200
Mellon Nominees UK Limited	207,100

Capital International Limited:

State Street Nominees	1,222,900
Bank of New York Nominees	33,330,556
Northern Trust	8,779,536

Chase Nominees Limited	15,742,767
Midland Bank plc	1,281,000
Bankers Trust	9,928,300
Citibank London	527,100
Morgan Guaranty	1,340,400
Nortrust Nominees	25,471,002
State Street Bank & Trust Co	2,204,300
Deutsche Bank AG	3,665,300
HSBC Bank plc	4,546,800
Mellon Bank NA	2,223,900
Northern Trust AVFC	1,594,041
KAS UK	140,400
Mellon Nominees (UK) Limited	633,000
Bank One London	567,600
Capital International S.A.:	
Chase Nominees Limited	4,642,500
Midland Bank Plc	49,000
Royal Bank of Scotland	507,000
State Street Bank & Trust Co	447,200
Lloyds Bank	158,200
Citibank NA	111,800
Capital International, Inc.:	
State Street Nominees Ltd	8,809,200
Bank of New York Nominees	795,308
Chase Nominees Limited	11,603,800
Citibank London	135,000
Nortrust Nominees	301,200
State Street Bank & Trust Co.	40,797
Citibank NA	1,069,900
HSBC Bank plc	133,300

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 25p each

10) Date of transaction

16 December 2003

11) Date company informed

18 December 2003

12) Total holding following this notification

157,007,807

13) Total percentage holding of issued class following this notification

4.49% (3.24% of which held by Capital International Limited)

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Director - Group Marketing and Communications 020 78213538

16) Name of company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of notification: 18 December 2003

END

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